Exhibit 4.4

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

8211 Town Center Drive

Baltimore, Maryland 21236

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

March 16, 2006

Ladies and Gentlemen:

Instruments defining the rights of holders of certain issues of long-term debt of Williams Scotsman International, Inc. and its consolidated subsidiaries have not been filed as exhibits to this Form 10-K because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Williams Scotsman International, Inc. and its subsidiaries on a consolidated basis. Williams Scotsman International, Inc. agrees to furnish a copy of each of such instruments to the Commission upon request.

Very truly yours,

/s/John Ross
Name: John Ross
Title: Vice President and General Counsel